Atna Resources Ltd Sells Marg Base Metal Deposit to Yukon Gold

VANCOUVER, BC -- 03/02/2005 -- Atna Resources Ltd (TSX: ATN) is pleased to announce the sale of the Marg Deposit in the Yukon to Yukon Gold Corporation, Inc. Atna will use cash proceeds from the sale to further exploration and development of its high grade gold prospects in Nevada, including the Pinson project, where Atna recently announced a 1.8 million ounce gold resource (news release February 23, 2005). Atna will also receive shares of YGDC to enable Atna's participation in the success of planned and future work programs. YGDC is a new company with an experienced management team that are actively exploring one of the largest land positions in the Mayo District of the Yukon.

Atna may receive up to $1,600,000 in cash and 400,000 shares of YGDC under the terms of the sales agreement. Atna has received a down payment of $150,000 cash and 133,333 YGDC common shares. Subsequent payments are scheduled as follows: $50,000 cash and an additional 133,333 shares on or before December 12, 2005; $100,000 cash and an additional 133,334 shares on or before December 12, 2006; $100,000 cash on or before December 12, 2007; and, $200,000 cash on or before December 12, 2008, payable in any combination of cash and shares. Upon the commencement of commercial production, Yukon Gold shall pay to Atna $1,000,000 in any combination of cash and shares.

Marg is a volcanogenic massive sulphide deposit with a drill indicated resource of 5,527,002 metric tonnes grading 1.76% copper, 4.60% zinc, 2.46% lead, 62.7 g. of silver per ton and 0.98 g. of gold per ton, based on a 1997 ore resource study by Franzen Mineral Engineering Ltd. The resource estimate is not NI43-101 certified. The Marg property consists of 402 contiguous mineral claims covering approximately 20,000 acres, located in the Mayo Mining District central Yukon Territory.

Atna is focused on building a successful gold exploration, development, and mining enterprise in Nevada. The company is exploring and developing a portfolio of gold projects, including the Pinson mine, where underground exploration and development is scheduled to begin during the second quarter of this year.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD.
Deanna McDonald
Geologist & Corporate Communications Manager
Tel: (604) 684-2285
Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
Website: www.atna.com